Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276525

SUPPLEMENT DATED NOVEMBER 18, 2024 TO PROXY STATEMENT/PROSPECTUS DATED OCTOBER 21, 2024

This document is a supplement dated November 18, 2024 (“Supplement”) to the proxy statement/prospectus dated October 21, 2024 (the “Proxy Statement/Prospectus”), which was first mailed to shareholders of Vista Outdoor Inc. (the “Vista Outdoor”) on or about October 21, 2024.

INTRODUCTION AND EXPLANATORY NOTE

Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus. Except as described in this Supplement, the information provided in the Proxy Statement/Prospectus relating to the Transaction continues to apply. This Supplement and the documents referred to in this Supplement should be read in conjunction with the Proxy Statement/Prospectus, the annexes and exhibits to the Proxy Statement/Prospectus and the documents referred to in the Proxy Statement/Prospectus, each of which should be read in its entirety. To the extent that information in this Supplement differs from, updates or conflicts with information contained in the Proxy Statement/Prospectus, the information in this Supplement supersedes the information in the Proxy Statement/Prospectus.

UPDATES TO “QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

The following questions and answers address briefly some questions Vista Outdoor stockholders may have regarding the Transaction. This section does not contain all the information that is important to you, nor is this section meant to be a substitute for the information contained in the remainder of this Supplement or the Proxy Statement/Prospectus.  The information in this section is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Supplement and the Proxy Statement/Prospectus. We urge you to read both this Supplement and the Proxy Statement/Prospectus carefully, including the information incorporated by reference into this Supplement and the Proxy Statement/Prospectus.

Q:          How will proxies be solicited and what is the cost?

A:
Proxies are being solicited primarily by Internet and mail, but proxies may also be solicited personally, by telephone, facsimile and similar means. Vista Outdoor has retained Innisfree M&A Incorporated to assist in its solicitation of proxies and has agreed to pay them a fee of $150,000, plus certain fees and expenses, for these services. Vista Outdoor’s directors, officers and other employees may help with the solicitation without additional compensation. Vista Outdoor will reimburse brokers, banks and other custodians and nominees for their reasonable expenses in forwarding proxy solicitation materials to the owners of the shares of Vista Outdoor Common Stock they hold. Vista Outdoor will pay all other expenses of preparing, printing, and mailing or distributing the proxy solicitation materials.

CERTAIN SUPPLEMENTAL DISCLOSURES

Vista Outdoor has determined to supplement the Proxy Statement/Prospectus with the line-by-line supplemental disclosures set forth below, which should be read in conjunction with the other information in this Supplement and the Proxy Statement/Prospectus.

As of the date of this Supplement, Vista Outdoor, to its knowledge, has received ten (10) demand letters from purported stockholders of Vista Outdoor (the “Demand Letters”) requesting that Vista Outdoor provide additional disclosures in a supplement. Nine (9) of the Demand Letters requested that Vista Outdoor provide additional disclosures in a supplement to the proxy statement/prospectus dated April 2, 2024 and first mailed to shareholders of Vista Outdoor on or about April 9, 2024, referred to herein as the Prior Proxy Statement/Prospectus, and one (1) of the Demand Letters requests that Vista Outdoor provide additional disclosures in a supplement to the Proxy Statement/Prospectus.  Two complaints have been filed in the Supreme Court of the State of New York, County of New York against Vista Outdoor and the members of its Board of Directors alleging deficiencies with respect to the disclosures in the Prior Proxy Statement/Prospectus. The Complaints are captioned Coffman v. Vista Outdoor Inc. et al., Index No. 652703/2024 (N.Y. Sup. Ct.) (filed May 29, 2024) and Jones v. Vista Outdoor Inc. et al., Index No. 652768/2024 (N.Y. Sup. Ct.) (filed May 30, 2024) (the “Complaints”). The Demand Letters and Complaints allege, among other things, that the Prior Proxy Statement/Prospectus and Proxy Statement/Prospectus contain incomplete information concerning the financial analyses and past financial advisory services provided by Morgan Stanley & Co. LLC, Vista Outdoor’s financial advisor, and Moelis & Company LLC, the financial advisor to the independent members of the Board of Directors of Vista Outdoor.

Vista Outdoor believes that the allegations in the Demand Letters and Complaints are without merit and that the disclosures set forth in the Prior Proxy Statement/Prospectus and Proxy Statement/Prospectus comply fully with applicable law. However, in order to avoid the risk of such allegations delaying or adversely affecting the Transaction, and to minimize cost and distraction, Vista Outdoor determined to voluntarily supplement the Prior Proxy Statement/Prospectus with the supplemental disclosures set forth in the supplement to the Prior Proxy Statement/Prospectus dated July 24, 2024 and to supplement the Proxy Statement/Prospectus with the supplemental disclosures below (the “Supplemental Disclosures”). Nothing in this Supplement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein or in the Proxy Statement/Prospectus. To the contrary, Vista Outdoor specifically denies all allegations that any additional disclosure was or is required.

The Supplemental Disclosures will not change the consideration to be paid to stockholders of Vista Outdoor in connection with the Transaction or the timing of the Special Meeting to be held by means of remote communication, November 25, 2024 at 9:00 A.M. Central Time.

The disclosure in the section entitled “The Transactions—Morgan Stanley & Co. LLC—Summary of Morgan Stanley’s Financial Analyses in Connection with the MNC Third Indication—Leveraged Buyout Analysis” beginning on page 151 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety as follows (with the bold and underlined text below indicating the changed or additional language):

Morgan Stanley analyzed the Outdoor Products Business from the perspective of a potential purchaser that was not a strategic buyer, but rather was primarily a financial sponsor buyer that would effect a hypothetical leveraged buyout of the Outdoor Products Business. Morgan Stanley based its analysis on the Outdoor Products Projections. Morgan Stanley assumed an illustrative transaction date as of March 31, 2024 and a 5-year investment period ending March 30, 2029. Based on its professional judgment and experience, Morgan Stanley assumed (i) a target range of annualized internal rates of return for the financial sponsor of 17.5% to 22.5%, which range was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, Morgan Stanley’s general knowledge as to targeted internal rates of return for financial sponsors in transactions similar to the transactions contemplated under the Original Transaction Agreement (as amended by the First Merger Agreement Amendment) (without reference to specific precedent transactions), and (ii) a range of exit multiples from 8.0x to 10.0x LTM Adj. EBITDA. Based on the above-described analysis, Morgan Stanley derived a range of implied values of the Outdoor Products Business per Vista Outdoor share of $22.45 to $29.35, which resulted in a Total Package Value range of $38.45 to $45.35, rounded to the nearest $0.05.

	Sporting Products Per Share Cash Consideration	Implied AV Per Share Range for Outdoor Products	Total Package Value Range	MNC Third Indication (For Reference)
8.0x - 10.0x LTM Adj. EBITDA, 17.5% - 22.5% IRR	$16.00	$22.45 - $29.35	$38.45 - $45.35	$39.50

Based on the Outdoor Products Projections as provided by Vista Outdoor management, Morgan Stanley calculated sensitivities on projected compound annual growth rate and long-term EBITDA margin assuming (i) a target range of annualized rates of return for the financial sponsor of 17.5% to 22.5% and (ii) a range of exit multiples from 8.0x to 10.0x LTM Adj. EBITDA. Based on this analysis, Morgan Stanley derived a downward adjusted Total Package Value range of $35.50 to $40.95 and an upward adjusted Total Package Value range of $41.95 to $50.45, rounded to the nearest $0.05.

The disclosure in the section entitled “The Transactions—Morgan Stanley & Co. LLC—Inadequacy Opinion of Morgan Stanley & Co. LLC—Leveraged Buyout Analysis” beginning on page 157 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety as follows (with the bold and underlined text below indicating the changed or additional language):

Morgan Stanley analyzed the Outdoor Products Business from the perspective of a potential purchaser that was not a strategic buyer, but rather was primarily a financial sponsor buyer that would effect a hypothetical leveraged buyout of the Outdoor Products Business. Morgan Stanley based its analysis on the Outdoor Products Projections. Morgan Stanley assumed an illustrative transaction date as of June 30, 2024 and a 4.75-year investment period ending March 30, 2029. Based on its professional judgment and experience, Morgan Stanley assumed (i) a target range of annualized internal rates of return for the financial sponsor of 17.5% to 22.5%, which range was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, Morgan Stanley’s general knowledge as to targeted internal rates of return for financial sponsors in transactions similar to the transactions contemplated under the Original Transaction Agreements (as amended by the First Merger Agreement Amendment, the Second Merger Agreement Amendment and the Third Merger Agreement Amendment) (without reference to specific precedent transactions), and (ii) a range of exit multiples from 8.0x to 10.0x LTM Adj. EBITDA. Based on the above described analysis, Morgan Stanley derived a range of implied values of the Outdoor Products Business per Vista Outdoor share of $21.40 to $28.40, which resulted in a Total Package Value range of $42.40 to $49.40, rounded to the nearest $0.05.

	Sporting Products Per Share Cash Consideration	Implied AV Per Share Range for Outdoor Products	Total Package Value Range	MNC Fourth Indication
8.0x - 10.0x LTM Adj. EBITDA, 17.5% - 22.5% IRR	$21.00	$21.40 - $28.40	$42.40 - $49.40	$42.00

Based on the Outdoor Products Projections as provided by Vista Outdoor management, Morgan Stanley calculated sensitivities on projected compound annual growth rate and long-term EBITDA margin assuming (i) a target range of annualized rates of return for the financial sponsor of 17.5% to 22.5%, which range was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, Morgan Stanley’s general knowledge as to targeted internal rates of return for financial sponsors in transactions similar to the transactions contemplated under the Original Transaction Agreements (as amended by the First Merger Agreement Amendment, the Second Merger Agreement Amendment and the Third Merger Agreement Amendment) (without reference to specific precedent transactions), and (ii) a range of exit multiples from 8.0x to 10.0x LTM Adj. EBITDA. Based on this analysis, Morgan Stanley derived a downward adjusted Total Package Value range of $39.30 to $44.85 and an upward adjusted Total Package Value range of $46.10 to $54.70, rounded to the nearest $0.05.

The disclosure in the section entitled “The Transactions—Morgan Stanley & Co. LLC—October 2024 Opinion of Morgan Stanley & Co. LLC—Leveraged Buyout Analysis” beginning on page 166 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety as follows (with the bold and underlined text below indicating the changed or additional language):

Morgan Stanley performed a leveraged buyout analysis on a sum-of-the-parts basis, separately performing its analysis on the Sporting Products Business and the Outdoor Products Business.

Sporting Products Business

Morgan Stanley analyzed the Sporting Products Business from the perspective of a potential purchaser that was not a strategic buyer, but rather was primarily a financial sponsor buyer that would effect a hypothetical leveraged buyout of the Sporting Products Business. Morgan Stanley based its analysis on the Updated Sporting Products Base Case Projections and, for reference only, on the Updated Sporting Products Downside Case Projections and Updated Sporting Products Upside Case Projections. Morgan Stanley assumed a transaction date as of September 30, 2024 and a 4.5-year investment period ending March 30, 2029. Based on its professional judgment and experience, Morgan Stanley assumed (i) a target range of annualized internal rates of return for the financial sponsor of 17.5% to 22.5%, which range was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, Morgan Stanley’s general knowledge as to targeted internal rates of return for financial sponsors in transactions similar to the Transactions (without reference to specific precedent transactions), and (ii) a range of exit multiples from 4.0x to 6.0x Adj. EBITDA.

Based on the above-described analysis, Morgan Stanley derived the following ranges of implied AV, each rounded to the nearest $25 million:

Source	Implied AV (in millions)
Financial Analyses
Updated Sporting Products Base Case Projections	$1,450-$1,925
For Reference Only
Updated Sporting Products Downside Case Projections	$1,125-$1,450
Updated Sporting Products Upside Case Projections	$1,675-$2,250

Outdoor Products Business

Morgan Stanley analyzed the Outdoor Products Business from the perspective of a potential purchaser that was not a strategic buyer, but rather was primarily a financial sponsor buyer that would effect a hypothetical leveraged buyout of the Outdoor Products Business. Morgan Stanley based its analysis on the Outdoor Products Business Projections. Morgan Stanley assumed an illustrative transaction date as of September 30, 2024 and a 4.5-year investment period ending March 30, 2029. Based on its professional judgment and experience, Morgan Stanley assumed (i) a target range of annualized internal rates of return for the financial sponsor of 17.5% to 22.5%, which range was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, Morgan Stanley’s general knowledge as to targeted internal rates of return for financial sponsors in transactions similar to the Transactions (without reference to specific precedent transactions), and (ii) a range of exit multiples from 8.0x to 10.0x LTM Adj. EBITDA. Based on the above-described analysis, Morgan Stanley derived a range of implied AV, rounded to the nearest $25 million, of $1,075 million to $1,500 million.

Based on the Outdoor Products Projections provided by Vista Outdoor management, Morgan Stanley calculated sensitivities on projected compound annual growth rate and long-term EBITDA margin, and assuming (i) a target range of annualized rates of return for the financial sponsor of 17.5% to 22.5%, which range was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, Morgan Stanley’s general knowledge as to targeted internal rates of return for financial sponsors in transactions similar to the Transactions (without reference to specific precedent transactions), and (ii) a range of exit multiples from 8.0x to 10.0x LTM Adj. EBITDA. Morgan Stanley derived, for reference purposes only, a downward adjusted implied AV range of $875 million to $1,200 and an upward adjusted implied AV range of $1,300 million to $1,825 million, rounded to the nearest $25 million.

Morgan Stanley then added the ranges of estimated implied AV for the Sporting Products Business and the Outdoor Products Business to derive aggregate ranges of Implied Package Value AV for Vista Outdoor, each rounded to the nearest $25 million. At the direction of Vista Outdoor, and based on estimates regarding transaction closing adjustments and timing provided by Vista Outdoor, Morgan Stanley calculated, for reference purposes only, ranges of estimated Total Package Value per share, rounded to the nearest $0.05.

Source	Implied Package Value AV (in millions)	Total Package Value per share (reference only)
Financial Analyses
Updated Sporting Products Base Case Projections and Outdoor Products Projections	$2,525-$3,425	$31.10-$46.30
For Reference Only
Updated Sporting Products Downside Case Projections and Outdoor Products Downward Adjustment	$2,000-$2,650	$22.25-$33.20
Updated Sporting Products Upside Case Projections and Outdoor Products Upward Adjustment	$2,975-$4,075	$38.70-$57.25

Morgan Stanley then compared this Implied Package Value AV range to the Aggregate Base Purchase Price of $3,350 million.

The disclosure in the section entitled “The Transactions—Morgan Stanley & Co. LLC—October 2024 Opinion of Morgan Stanley & Co. LLC—Precedent Transactions Analysis” beginning on page 170 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety as follows (with the bold and underlined text below indicating the changed or additional language):

Morgan Stanley conducted a precedent transactions analysis on a sum-of-the-parts basis, separately conducting its analysis on the Sporting Products Business and on the Outdoor Products Business. A precedent transactions analysis is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the potential transaction. Morgan Stanley selected these transactions based on Morgan Stanley’s professional judgement and experience.

Sporting Products Business

Morgan Stanley reviewed the selected transactions, which are listed below, for, among other things, the approximate ratio of the AV implied by the consideration paid in each transaction to each target company’s approximate Adj. EBITDA for the latest-available last 12-month period at the time of the applicable transaction announcement date (“LTM Adj. EBITDA”).

Announcement Date	Acquiror	Target	AV ($ millions) (1)(2)	AV / LTM Adj. EBITDA
May 2013	Vista Outdoor Inc.	Savage Sports Corporation	$315	5.5x
October 2014	Lloyds Development Capital Limited	Eley Group	$70(2)	6.9x
August 2017	Clarus Corporation	Sierra Bullets, L.L.C.	$80	6.3x
February 2021	Česká zbrojovka Group SE	Colt Holding Company LLC	$240	4.8x
March 2022	Beretta Holding S.A.	RUAG Ammotec Group	$430(2)	4.9x
November 2022	Czechoslovak Group a.s.	Fiocchi Munizioni	$780(2)	7.2x
December 2023	Colt CZ Group SE	Sellier & Bellot a.s.	$820	8.5x

(1)	Approximate AVs rounded to the nearest $5 million.
(2)	AV converted to United States Dollars from another currency.

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected a representative range of implied AV / LTM Adj. EBITDA multiples of 4.75x to 7.25x for the transactions and applied this range to the estimated Adj. EBITDA of the Sporting Products Business for fiscal year 2025 contained in the Updated Sporting Products Base Case Projections. For reference only, Morgan Stanley also performed this analysis on the estimated Adj. EBITDA for fiscal year 2025 contained in the Updated Sporting Products Downside Case Projections and the Updated Sporting Products Upside Case Projections. Based on the above-described analysis, Morgan Stanley derived the following ranges of implied AV, each rounded to the nearest $25 million:

Source	Implied AV (in millions)
Financial Analyses
Updated Sporting Products Base Case Projections	$1,600-$2,425
For Reference Only
Updated Sporting Products Downside Case Projections	$1,475-$2,250
Updated Sporting Products Upside Case Projections	$1,900-$2,900

Outdoor Products Business

Morgan Stanley reviewed the selected transactions, which are listed below, for, among other things, the approximate ratio of the AV implied by the consideration paid in each transaction to each target company’s approximate Adj. EBITDA for the latest-available last 12-month period at the time of the applicable transaction announcement date LTM Adj. EBITDA.

Announcement Date	Acquiror	Target	AV ($ millions)(1)(2)	AV / LTM Adj. EBITDA
July 2015	Vista Outdoor Inc.	CamelBak Products	$415	12.5x
December 2015	Newell Rubbermaid	Jarden Corporation	$18,685	13.7x
January 2017	Callaway Golf Company	Ogio International	$80	8.4x
May 2017	Kohlberg & Co.	Newell Brands	$240	9.6x
December 2018	Investor Consortium	Amer Sports	$6,380(2)	18.9x
August 2019	Lew’s Holdings	Fox International	$180(2)	14.8x
March 2020	Compass Diversified	Marucci Sports	$200	14.1x
September 2020	Compass Diversified	BOA Technology	$455	15.1x
May 2021	Centroid Investment Partners	TaylorMade Golf	$1,710	15.2x
June 2021	Clarus Corporation	Rhino-Rack	$200(2)	11.9x
September 2021	Dometic	Igloo	$680	16.7x
January 2022	KKR & Co.	Accell Group	$1,765(2)	11.9x
November 2023	Fox Factory Holding	Marucci Sports	$570	11.4x

(1)	Approximate AVs rounded to the nearest $5 million.
(2)	AV converted to United States Dollars from another currency.

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected a representative range of implied AV / LTM Adj. EBITDA multiples of 10.0x to 14.0x for the transactions and applied this range to the estimated Adj. EBITDA of the Outdoor Products Business for fiscal year 2025. Morgan Stanley calculated a range of implied AV, rounded to the nearest $25 million, of $900 million to $1,250 million.

Morgan Stanley then added the ranges of estimated implied AV for the Sporting Products Business and the Outdoor Products Business to derive aggregate ranges of Implied Package Value AV for Vista Outdoor, each rounded to the nearest $25 million. At the direction of Vista Outdoor, and based on estimates regarding transaction closing adjustments and timing provided by Vista Outdoor, Morgan Stanley calculated, for reference purposes only, ranges of estimated Total Package Value per share, rounded to the nearest $0.05.

Source	Implied Package Value AV (in millions)	Total Package Value per share (reference only)
Financial Analyses
Updated Sporting Products Base Case Projections and Outdoor Products Projections	$2,500-$3,675	$30.70-$50.50
For Reference Only
Updated Sporting Products Downside Case Projections and Outdoor Products Projections(1)	$2,375-$3,500	$28.55-$47.55
Updated Sporting Products Upside Case Projections and Outdoor Products Projections(1)	$2,800-$4,150	$35.75-$58.50

(1)	Vista Outdoor management’s sensitivity adjustments did not apply to fiscal year 2025.

Morgan Stanley then compared this Implied Package Value AV range to the Aggregate Base Purchase Price of $3,350 million.

No company or transaction utilized in the precedent transactions analysis is identical to the Sporting Products Business, the Outdoor Products Business or the Transactions. In evaluating the precedent transactions, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Sporting Products Business or the Outdoor Products Business’s control. These include, among other things, the impact of competition on the Sporting Products Business or the Outdoor Products Business’s business and its industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Sporting Products Business or the Outdoor Products Business and its industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected transaction data.

The disclosure in the section entitled “The Transactions—Morgan Stanley & Co. LLC—October 2024 Opinion of Morgan Stanley & Co. LLC—General” beginning on page 172 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety as follows (with the bold and underlined text below indicating the changed or additional language):

In connection with the review of the Transactions by the Vista Outdoor Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Sporting Products Business, the Outdoor Products Business or the Aggregate Base Purchase Price.

In performing its analyses, Morgan Stanley made numerous judgments and assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of the Sporting Products Business or the Outdoor Products Business. These include, among other things, the impact of competition on the Sporting Products Business or the Outdoor Products Business’s business and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Sporting Products Business or the Outdoor Products Business, the industry or the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness to the Covered Holders, from a financial point of view, of the Aggregate Base Purchase Price pursuant to the Transaction Agreements and in connection with the delivery of its written opinion, dated October 4, 2024, to the Vista Outdoor Board. These analyses do not purport to be appraisals of Vista Outdoor Common Stock, the Sporting Products Business, the Outdoor Products Business or to reflect the prices at which shares of Vista Outdoor Common Stock or shares of Revelyst Common Stock might actually trade.

The Aggregate Base Purchase Price was determined through arm’s length negotiations among Vista Outdoor, CSG and SVP and was approved by the Vista Outdoor Board. Morgan Stanley provided financial advice to the Vista Outdoor Board during these negotiations but did not, however, recommend any specific form or amount of consideration to Vista Outdoor or the Vista Outdoor Board or opine that any specific consideration constituted the only appropriate consideration for the Transactions. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the Transaction Agreements as compared to other business or financial strategies that might be available to Vista Outdoor, nor did it address the underlying business decision of Vista Outdoor to enter into the Transaction Agreements or proceed with any other transaction contemplated by the Transaction Agreements. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which the Revelyst Common Stock will trade following the consummation of the CSG Merger or at any time. Morgan Stanley’s opinion was not intended to, and does not, constitute an opinion or recommendation as to how Vista Outdoor stockholders should vote at the Special Meeting.

Morgan Stanley’s opinion and its presentation to the Vista Outdoor Board was one of many factors taken into consideration by the Vista Outdoor Board in deciding to approve the Transaction Agreements and the transactions contemplated thereby, including the Separation and the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Vista Outdoor Board with respect to the Aggregate Base Purchase Price or of whether the Vista Outdoor Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of CSG, Vista Outdoor, Outdoor Products, SVP or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Vista Outdoor in connection with the Transactions, may have committed and may commit in the future to invest in private equity funds managed by SVP or its affiliates, or in affiliates of Morgan Stanley that may hold director equity and/or partnership interests in private equity funds managed by SVP or its affiliates.

Under the terms of its engagement, Morgan Stanley has acted as financial advisor to Vista Outdoor, including providing the Vista Outdoor Board with a written financial opinion, described in this section and attached as Annex K to this proxy statement/prospectus, in connection with the Transactions, and Vista Outdoor has agreed to pay Morgan Stanley a fee of approximately $41.5 million for its services, of which (i) $2 million was paid to Morgan Stanley upon the announcement of the potential separation of the Outdoor Products Business into an independent company, (ii) $3 million was paid to Morgan Stanley upon the rendering of its October 15, 2023 opinion, (iii) $3 million was paid to Morgan Stanley upon the rendering of its July 7, 2024 opinion, (iv) $3 million became payable to Morgan Stanley upon the rendering of its opinion as described herein, (v) $14 million is contingent upon the closing of the Merger and (vi) $16.5 million is contingent upon the closing of the Revelyst Merger. Vista Outdoor has also agreed to reimburse Morgan Stanley for certain of its reasonable and documented out of pocket expenses, including reasonable and documented fees of outside counsel. In addition, Vista Outdoor has agreed to indemnify Morgan Stanley and its affiliates, and its and their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, related to, arising out of or in connection with Morgan Stanley’s engagement.

In connection with the delivery of Morgan Stanley’s written opinion, Morgan Stanley disclosed to the Vista Outdoor Board that Morgan Stanley held an aggregate interest of between one percent (1%) and two percent (2%) in the common stock of Vista Outdoor, and less than one percent (1%) in the value of a certain SVP related entity, which interests were held in connection with Morgan Stanley’s (i) investment management business, (ii) wealth management business, including client discretionary accounts or (iii) ordinary course trading activities, including hedging activities.

As of October 4, 2024, Morgan Stanley or one of its affiliates was a participant in Vista Outdoor’s $600,000,000 senior secured asset-based revolving credit facility, with an aggregate total commitment of approximately $24 million, and received aggregate fees of approximately $210,000 in connection with such services, of which approximately $80,000 were received in the two years prior to the date of Morgan Stanley’s opinion. Inclusive of the fees associated with Morgan Stanley’s participation in the senior secured asset-based revolving credit facility, in the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for Vista Outdoor and received approximately $5 million to $10 million in connection with such services. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates did not receive any fees from CSG in connection with financial advisory or financing services provided to such entities. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financing services to certain affiliates of SVP and their affiliate funds and received approximately $2 million to $5 million in connection with such services. Morgan Stanley and its affiliates may also seek to provide financial advisory and financing services to CSG, SVP, Vista Outdoor, Revelyst and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

The table under the heading “Selected Precedent Transactions Analysis” in the section entitled  “The Transactions—Moelis & Company LLC—Summary of Moelis’ Financial Analyses in Connection with the MNC Third Indication” beginning on page 185 of the Proxy Statement/Prospectus is hereby amended and restated as follows (with the bold and underlined text below indicating the changed or additional language):

Announcement Date	Target	Acquirer	TEV ($ millions)	TEV / LTM EBITDA
February 2024	Snow Peak, Inc.	Bain Capital, LP	$378	24.6	x
November 2023	Marucci Sports, LLC	Fox Factory Holding Corp.	$572	11.4	x
October 2022	Weber Inc.	BDT Capital Partners LLC	$3,564	NM
July 2022	Simms Fishing Products LLC(3)	Vista Outdoor	$173	18.5	x
July 2022	Fox Racing Inc.(4)	Vista Outdoor	$540	12.6	x
January 2022	Accell Group N.V.	Kohlberg Kravis Roberts & Co. LP, Teslin Capital Management B.V.	$4,451	13.4	x
September 2021	Igloo Coolers Products Corp.(5)	Dometic Group AB	$667	16.5	x
September 2021	WAWGD, Inc. (d/b/a Foresight Sports, Inc.)(6)	Vista Outdoor	$414	11.0	x
June 2021	Rhino-Rack Pty Ltd(7)	Clarus Corporation	$204	12.2	x
September 2020	Boa Technology, Inc.	Compass Diversified Holdings	$554	18.5	x
March 2020	Marucci Sports, LLC	Compass Diversified Holdings	$200	13.8	x

August 2019	Fox International Group Limited	Lew’s Holdings Corporation	$182	14.5	x
September 2018	Amer Sports, Inc.	Anta Sports Products Ltd., FountainVest Partners, Tencent Holdings Ltd.	$6,352	22.9	x
July 2018	Eyewear Business of Vista Outdoor(8)	Antelope Brands Bidco Inc. (affiliate of undisclosed European private equity fund)	$158	12.0	x
May 2017	Newell Brands Inc. Winter Sports Business	Kohlberg & Company, L.L.C.	$240	9.6	x
August 2016	5.11 Tactical®	Compass Diversified Holdings	$400	10.5	x
February 2016	Steel Technology, LLC(9)	Helen of Troy Limited	$210	<~12.0	x
February 2016	Bell Sports Corp.(10)	Vista Outdoor	$400	11.6	x
July 2015	CamelBak Products, LLC(11)	Vista Outdoor	$378	11.6	x
February 2014	Easton Baseball/Softball Business of Easton-Bell Sports, Inc.	Bauer Performance Sports Ltd.	$330	5.3	x
November 2013	Costa Inc.	Essilor International	$273	13.4	x
September 2013	Bushnell Corporation(12)	Vista Outdoor	$985	9.7	x
All Selected Precedent Transactions
Mean				13.7	x
Median				12.4	x
Vista Outdoor Transactions
Mean				12.4	x
Median				11.6	x
Selected Precedent Transactions Excluding Vista Outdoor Transactions
Mean				14.4	x
Median				13.4	x

The first paragraph in the section entitled “The Transactions—Moelis & Company LLC— Summary of Moelis’ Financial Analyses in Connection with the MNC Third Indication— LBO Analysis” on page 187 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety as follows (with the bold and underlined text below indicating the changed or additional language):

Moelis also reviewed theoretical purchase prices that could be paid by a hypothetical financial buyer in a leveraged buyout of the Outdoor Products Business based on (i) the Outdoor Products Business’s estimated after-tax Unlevered Free Cash Flow for the fiscal years ending March 2025 through March 2029 and (ii) estimated exit values for the Outdoor Products Business derived by applying a range of multiples of 8.5x to 10.5x to the Outdoor Products Business’s estimated Adj. EBITDA for the fiscal year ending March 2029 (based, in each case, on the Outdoor Products Projections). In addition, this analysis assumed total debt/FY2024A Adj. EBITDA for the Outdoor Products Business of 4.0x, and assumed required internal rates of return for the financial buyer ranging from 20.0% to 25.0%, based on Moelis’ professional judgment as to the internal rates of return targeted by financial buyers generally. Moelis also derived the implied TEV ranges for Vista Outdoor by adding the implied TEV ranges for the Outdoor Products Business to the Estimated Total Net Sale Proceeds.

The table under the heading “Selected Precedent Transactions Analysis” in the section entitled “The Transactions—Moelis & Company LLC— Inadequacy Opinion of Moelis & Company LLC— Financial Analyses” beginning on page 194 of the Proxy Statement/Prospectus is hereby amended and restated as follows (with the bold and underlined text below indicating the changed or additional language):

Announcement Date	Target	Acquirer	TEV ($ millions)	TEV / LTM EBITDA
February 2024	Snow Peak, Inc.	Bain Capital, LP	$378	24.6	x
November 2023	Marucci Sports, LLC	Fox Factory Holding Corp.	$572	11.4	x
October 2022	Weber Inc.	BDT Capital Partners LLC	$3,564	NM
July 2022	Simms Fishing Products LLC(3)	Vista Outdoor	$173	18.5	x
July 2022	Fox Racing Inc.(4)	Vista Outdoor	$540	12.6	x
January 2022	Accell Group N.V.	Kohlberg Kravis Roberts & Co. LP, Teslin Capital Management B.V.	$4,451	13.4	x
September 2021	Igloo Coolers Products Corp.(5)	Dometic Group AB	$667	16.5	x
September 2021	WAWGD, Inc. (d/b/a Foresight Sports, Inc.)(6)	Vista Outdoor	$414	11.0	x
June 2021	Rhino-Rack Pty Ltd(7)	Clarus Corporation	$204	12.2	x
September 2020	Boa Technology, Inc.	Compass Diversified Holdings	$554	18.5	x
March 2020	Marucci Sports, LLC	Compass Diversified Holdings	$200	13.8	x
August 2019	Fox International Group Limited	Lew’s Holdings Corporation	$182	14.5	x
September 2018	Amer Sports, Inc.	Anta Sports Products Ltd., FountainVest Partners, Tencent Holdings Ltd.	$6,352	22.9	x
July 2018	Eyewear Business of Vista Outdoor(8)	Antelope Brands Bidco Inc. (affiliate of undisclosed European private equity fund)	$158	12.0	x
May 2017	Newell Brands Inc. Winter Sports Business	Kohlberg & Company, L.L.C.	$240	9.6	x
August 2016	5.11 Tactical®	Compass Diversified Holdings	$400	10.5	x
February 2016	Steel Technology, LLC(9)	Helen of Troy Limited	$210	<~12.0	x
February 2016	Bell Sports Corp.(10)	Vista Outdoor	$400	11.6	x
July 2015	CamelBak Products, LLC(11)	Vista Outdoor	$378	11.6	x
February 2014	Easton Baseball/Softball Business of Easton-Bell Sports, Inc.	Bauer Performance Sports Ltd.	$330	5.3	x
November 2013	Costa Inc.	Essilor International	$273	13.4	x
September 2013	Bushnell Corporation(12)	Vista Outdoor	$985	9.7	x

All Selected Precedent Transactions
Mean	13.7x
Median	12.4x
Vista Outdoor Transactions
Mean	12.4x
Median	11.6x
Selected Precedent Transactions Excluding Vista Outdoor Transactions
Mean	14.4x
Median	13.4x

The first paragraph under the heading “LBO Analysis” in the section entitled “The Transactions—Moelis & Company LLC— Inadequacy Opinion of Moelis & Company LLC— Other Information” on page 197 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety as follows (with the bold and underlined text below indicating the changed or additional language):

Moelis also reviewed theoretical purchase prices that could be paid by a hypothetical financial buyer in a leveraged buyout of the Outdoor Products Business based on (i) the Outdoor Products Business’s estimated after-tax Unlevered Free Cash Flow for the 9 months ending March 2025 and each of the fiscal years ending March 2026 through March 2029 and (ii) estimated exit values for the Outdoor Products Business derived by applying a range of multiples of 8.5x to 10.0x to the Outdoor Products Business’s estimated Adj. EBITDA for the fiscal year ending March 2029 (based on the Outdoor Products Projections). In addition, this analysis assumed total debt/LTM Adj. EBITDA for the Outdoor Products Business of 4.0x, and assumed required internal rates of return for the financial buyer ranging from 20.0% to 25.0%, based on Moelis’ professional judgment as to the internal rates of return targeted by financial buyers generally. Moelis also derived the implied TEV ranges for Vista Outdoor by adding the implied TEV ranges for the Outdoor Products Business to the Estimated Total Net Sale Proceeds.

The disclosure under the heading “LBO Analysis”  in the section entitled “The Transactions—Moelis & Company LLC— October 2024 Opinion of Moelis & Company LLC— Other Information” on page 211 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety as follows (with the bold and underlined text below indicating the changed or additional language):

Sporting Products Business

Moelis also reviewed theoretical purchase prices that could be paid by a hypothetical financial buyer in a leveraged buyout of the Sporting Products Business based on (i) the Sporting Products Business’s estimated after-tax Unlevered Free Cash Flow for the second half of the fiscal year ending March 2025 and each of the fiscal years ending March 2026 through March 2029 and (ii) estimated exit values for the Sporting Products Business derived by applying a range of multiples of 5.0x to 7.0x to the Sporting Products Business’s estimated average Adj. EBITDA for the fiscal years 2025 through 2029 (for the reasons described above under “—Financial Analyses—Discounted Cash Flow Analysis” beginning on page 178), in each case based on the Updated Sporting Products Base Case Projections. In addition, this analysis assumed total debt of $800mm, and assumed required internal rates of return for the financial buyer ranging from 20.0% to 25.0%, based on Moelis’ professional judgment as to the internal rates of return targeted by financial buyers generally. This analysis indicated an implied TEV range for the Sporting Products Business of $1,325 million to $1,805 million.

Outdoor Products Business

Moelis also reviewed theoretical purchase prices that could be paid by a hypothetical financial buyer in a leveraged buyout of the Outdoor Products Business based on (i) the Outdoor Products Business’s estimated after-tax Unlevered Free Cash Flow for the second half of the fiscal year ending March 2025 and each of the fiscal years ending March 2026 through March 2029 and (ii) estimated exit values for the Outdoor Products Business derived by applying a range of multiples of 8.5x to 10.0x to the Outdoor Products Business’s estimated Adj. EBITDA for the fiscal year ending March 2029, in each case, based on the Outdoor Products Projections. In addition, this analysis assumed total debt/LTM Adj. EBITDA for the Outdoor Products Business of 4.0x, and assumed required internal rates of return for the financial buyer ranging from 20.0% to 25.0%, based on Moelis’ professional judgment as to the internal rates of return targeted by financial buyers generally. This analysis indicated an implied TEV ranges for the Outdoor Products Business of $1,006 million to $1,335 million.

Moelis then derived an implied aggregate TEV reference range for Vista Outdoor from each of the resulting implied Sporting Products Business TEV range and the Outdoor Products Business TEV range. This analysis indicated  an implied TEV reference range for Vista Outdoor of $2,331 million to $3,141 million, as compared to the Proposed Combined WholeCo Purchase Price of $3,350 million. Moelis also noted that the implied TEV reference range for Vista Outdoor implied illustrative per share values for Vista Outdoor Common Stock of $29.41 to $42.90, using the net debt and diluted share information described above.

The disclosure under the heading “Miscellaneous” in the section entitled “The Transactions—Moelis & Company LLC— October 2024 Opinion of Moelis & Company LLC— Other Information” on page 213 of the Proxy Statement/Prospectus is hereby amended and restated in its entirety as follows (with the bold and underlined text below indicating the changed or additional language):

Moelis does not own any securities of Vista Outdoor, CSG, SVP or any of its identified affiliated companies.  Moelis’ affiliates, employees, officers and partners may, at any time, own securities (long or short) of Vista Outdoor, CSG and SVP or its identified affiliated companies. Moelis has provided investment banking and other services to Vista Outdoor unrelated to the Transactions and in the future may provide such services to Vista Outdoor, CSG and SVP and has received and may receive compensation for such services. In the three years prior to the date of its opinion, Moelis acted as financial advisor to the Vista Outdoor Independent Directors in connection with a review of strategic alternatives, including the proposed Spin-Off (for which it received a fee of $2.0 million in addition to the amounts described above), and during such three year period Moelis otherwise had not been engaged by, or received any fees from, Vista Outdoor, CSG or SVP.

Forward-Looking Statements

Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction and risks related to the Revelyst Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction or the Revelyst Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction or the Revelyst Transaction, including in circumstances which would require Vista Outdoor or Revelyst, as applicable, to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction or the Revelyst Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction or the Revelyst Transaction diverting management’s attention from our ongoing business operations, (vii) that the Transaction or the Revelyst Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction or the Revelyst Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all, and (viii) that the consideration paid to Revelyst stockholders in connection with the Revelyst Transaction cannot be determined until the consummation of the Revelyst Transaction as it is subject to certain adjustments related to the net cash of Revelyst as of the closing of the Revelyst Transaction and the management team’s current estimate of the consideration may be higher or lower than the actual consideration paid to Revelyst stockholders in connection with the Revelyst Transaction due to the actual cash flows prior to the closing of the Revelyst Transaction or other factors; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; our association with the firearms industry, others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; our debt covenants may limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the conflict in the Gaza strip, the COVID-19 pandemic or another pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 (which was declared effective by the SEC on March 22, 2024 and was subsequently amended by the post-effective amendment filed by Revelyst on October 16, 2024 and declared effective by the SEC on October 18, 2024) in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst. INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS AND SUPPLEMENTS HERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE REVELYST TRANSACTION AND THE PARTIES TO EACH TRANSACTION. We have mailed the definitive Proxy Statement/Prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the Proxy Statement/Prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, Merger Sub Parent, Merger Sub and CSG and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2024 Annual Meeting of Stockholders, which was filed with the SEC on July 24, 2024, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the Proxy Statement/Prospectus relating to the Transaction.